SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

(Mark One)

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________________________ to ___________________________________________

Commission file number ____________________

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan and its address and phone number)

SPAR Group, Inc.

333 Westchester Avenue, Suite 204,

White Plains, New York 10604

Telephone (914) 332-4100

(Exact name of the Plan's Sponsor and its address and phone number)

(a)

The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2012 and 2011
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2012 and 2011
Notes to Financial Statements

Supplemental Schedule:
Schedule of Assets (Held at End of Year), December 31, 2012

(b)	Exhibits

23.1	Consent of Rehmann Robson (as filed herewith).

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2012 and 2011

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

Supplementary Information as of December 31, 2012

Form 5500 Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Note:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of the Board of Directors

Spar Group, Inc. and Subsidiaries

SPAR Group, Inc. 401(k) Profit Sharing Plan

333 Westchester Avenue

South Building, Suite 204

White Plains, New York 10604

We have audited the accompanying statements of net assets available for benefits of SPAR Group, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2012 supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ REHMANN ROBSON, LLC

Troy, Michigan

July 15, 2013

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
ASSETS

Investments at fair value
Mutual funds	$4,597,869	$4,094,849
Money market fund	625,424	898,164
Common stock fund	1,279,033	703,939

Total investments at fair value	6,502,326	5,696,952

Receivables
Employer contribution	84,558	76,348
Notes receivable from participants	91,873	116,547

Total receivables	176,431	192,895

Cash	5,790	-

Total assets	6,684,547	5,889,847

LIABILITIES

Excess contributions payable	29,069	17,259

Net assets available for benefits	$6,655,478	$5,872,588

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2012	2011
Additions to net assets attributed to
Contributions
Participant	$428,016	$404,458
Employer	84,558	86,333
Rollovers	-	50,056

Total contributions	512,574	540,847

Dividend and interest income	71,039	82,880

Interest income - notes receivable from participants	3,395	2,867

Total additions	587,008	626,594

Deductions from net assets attributed to
Benefits paid to participants	797,390	642,818
Administrative and other expenses	1,500	2,143

Total deductions	798,890	644,961

Net appreciation (depreciation) in fair value of investments	994,772	(110,482)

Net increase (decrease)	782,890	(128,849)

Net assets available for benefits
Beginning of year	5,872,588	6,001,437

End of year	$6,655,478	$5,872,588

The accompanying notes are an integral part of these financial statements.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SPAR Group, Inc. 401(k) Profit Sharing Plan, (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a voluntary multiple employer defined contribution plan covering employees of SPAR Group, Inc., SPAR, Inc., SPAR Burgoyne Retail Services, Inc., SPAR Marketing Force, Inc., SPAR Infotech, Inc., SPAR Management Services, Inc., SP/R, Inc., and National Assembly Service (the “Companies” or individually the “Employer”) aged twenty-one years, or older, who have completed 30 days of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to 100% of their annual compensation as defined in the Plan up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Employer, at its discretion, may contribute 25% of the employees' contribution, up to a maximum of 6% of a participant's eligible wages for participants who have completed 1,000 hours of service as defined by the Plan. Employer discretionary matching contributions totaled $84,558 and $86,333 for 2012 and 2011, respectively. The Employer, at its discretion, may make an additional profit sharing contribution to the Plan at an amount equal to a percentage of the participants’ annual compensation for participants who have completed 1,000 hours of service as defined by the Plan. There were no additional profit sharing contributions for 2012 or 2011. Participants direct the investment of their contributions and any employer matching or discretionary contributions, into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, a money market fund and SPAR Group, Inc. common stock fund as investment options for participants. Contributions are subject to certain limitations.

Contributions received from participants for 2012 and 2011 are net of payments of $29,069 and $17,259, respectively to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. Those amounts are recognized in the Plan's statements of net assets available for benefits as “excess contributions payable” as of December 31, 2012 and 2011.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company’s matching contribution, if any, and an allocation of (a) the Company’s profit sharing contribution (when made), (b) Plan earnings, and (c) forfeitures of terminated participants’ nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching or discretionary contributions vest at a rate of 20% per year, beginning after the second year of service. A participant is 100% vested after six years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. The notes receivable are secured by the balance in the participant’s account and bear interest at rates ranging from 3.25% to 7.75%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the participant’s vested interest in his or her account or installment payments, as defined by the Plan agreement. For termination of service or for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollover contributions in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeited Accounts

Forfeited nonvested accounts are used to pay plan administration expenses and to reduce future employer cash contributions with any remaining amounts allocated among the accounts of participants. No forfeitures were used to offset plan administrative expenses or offset the employer match in 2012. In 2011, the employer match was reduced by $9,984 from forfeited nonvested accounts. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $5,960 and $1,877, respectively.

Administrative Expenses

The Plan’s administrative expenses, including an allocation of salaries, accounting and legal, are paid by the Companies and qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Fees for custodial and recordkeeping services are paid by the Plan and the Plan Sponsor. Participants are charged directly for notes receivable fees and fees related to certain distribution types.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the investment advisor and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or an addition to net depreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable from participants are recorded as distributions based upon the terms of the Plan agreement.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS’s, which includes several new fair value disclosure requirements, including, among other things, information about valuation techniques and unobservable inputs used in Level 3 fair value measurements. The adoption of ASU 2011-04 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits, as changes are related solely to fair value measurement disclosures.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

2.	INVESTMENTS

Participants may invest in certain investments offered by Frontier Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Spar Group, Inc. and interest-bearing cash. At December 31, 2012 and 2011, the Plan held 1,155,404 and 1,079,660 unitized shares of Spar Group, Inc. stock fund with fair values of $1,279,033 and $703,939, respectively. As December 31, 2012 and 2011, the Spar Group, Inc. stock fund consisted of 714,136 and 647,112 shares, respectively, of Spar Group, Inc. common shares valued at $1,249,738 and $653,583, respectively. Also at December 31, 2012 and 2011, respectively, the fund contained $29,295 and $50,356 of interest bearing cash.

For risks and uncertainties regarding investment in Spar Group, Inc. common stock, participants should refer to the Spar Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Investments representing 5% or more of the Plan's net assets available for benefits are as follows at December 31:

	2012	2011
Investments at fair value
Mutual funds
Gabelli Asset Fund	$941,599	$968,986
Neuberger Berman Genesis Fund	387,627	378,485
Oppenheimer Equity Income Fund A	585,375	497,546
Columbia Acorn International Fund	*	292,027
Virtus Foreign Opportunities Fund A	*	298,259
BlackRock Capital Appreciation Fund A	367,253	313,242
Oppenheimer International Bond Fund A	401,030	357,887
Managers AMG Chicago Equity Partner Bal Fund A	378,095	321,847

Money market fund
Oppenheimer Cash Reserves Fund A	625,424	898,164
Common stock fund
SPAR Group, Inc. common stock fund	1,279,033	703,939
Other investments less than 5% of the
Plan’s net assets available for benefits	1,536,890	666,570

Total	$6,502,326	$5,696,952

*     Investment did not represent more than 5% of the Plan’s net assets available for benefits at end of year.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2012	2011
Investments at fair value
Mutual funds	$512,678	$(151,792)
SPAR Group, Inc. common stock fund	482,094	41,310

Net appreciation (depreciation)	$994,772	$(110,482)

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability; and
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. For financial assets recorded at fair value, the description includes an indication of the level of the fair value hierarchy in which the assets are classified. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Shares held in mutual funds are valued at quoted market prices that represent the net asset value (“NAV”) of shares held by the Plan at year-end and are classified as Level 1. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities then divided by the number of shares outstanding.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Money market fund: Shares held in money market funds are comprised of debt securities with individual maturities of 13 months or less and an average maturity of 75 days or less. The composition of securities is structured to maintain a value of $1 per share and are classified as Level 2.

Common stock fund: SPAR Group, Inc. common stock fund is valued at the unitized value, or NAV, as of year-end. The unitized value is computed based upon the daily closing market value of the security plus cash holdings divided by the outstanding units of the Plan and is classified as Level 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

2012	Level 1	Level 2	Level 3	Total

Mutual funds
Blended funds	$1,806,496	$-	$-	$1,806,496
Growth funds	1,605,385	-	-	1,605,385
Bond funds	592,913	-	-	592,913
Value funds	593,075	-	-	593,075

Total mutual funds	4,597,869	-	-	4,597,869

Money market fund	-	625,424	-	625,424
SPAR Group, Inc. common stock fund	-	1,279,033	-	1,279,033

Total investments at fair value	$4,597,869	$1,904,457	$-	$6,502,326

2011	Level 1	Level 2	Level 3	Level 4

Mutual funds
Blended funds	$1,540,750	$-	$-	$1,540,750
Growth funds	1,439,865	-	-	1,439,865
Bond funds	546,416	-	-	546,416
Value funds	567,818	-	-	567,818

Total mutual funds	4,094,849	-	-	4,094,849

Money market fund	-	898,164	-	898,164
SPAR Group, Inc. common stock fund	-	703,939	-	703,939

Total investments at fair value	$4,094,849	$1,602,103	$-	$5,696,952

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

 The following tables set forth additional disclosures for the fair value measurement of investments in certain entities that calculate NAV per share (or its equivalent) as of December 31:

	2012
	Fair	Unfunded	Redemption	Redemption
Investment Type	Value	Commitments	Frequency	Notice Period
SPAR Group, Inc. common stock fund	$1,279,033	$-	Daily	Daily

	2011
	Fair	Unfunded	Redemption	Redemption
Investment Type	Value	Commitments	Frequency	Notice Period
SPAR Group, Inc. common stock fund	$703,939	$-	Daily	Daily

4.	RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Frontier Trust Company and record keeping services are provided by Ascensus. Therefore, as defined by the Plan, these transactions qualify as party-in-interest. Fees paid by the Plan for custodial services amounted to $1,500 and $2,143 for 2012 and 2011, respectively. Fees paid by the Plan Sponsor for recordkeeping services amounted to $3,000 in both 2012 and 2011.

The Plan’s common stock fund as of December 31, 2012 and 2011 represents a party-in-interest investment. The 714,136 and 647,112 shares of Spar Group Inc. common stock held by the fund as of December 31, 2012 and 2011, respectively, represent approximately 3.5% and 3.2% of the Company’s total outstanding shares of common stock as of those dates.

5.	INCOME TAX STATUS

The IRS has determined and informed the Companies by a letter dated January 8, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2009.

6.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their accounts. Upon termination of the Plan, participant accounts will be distributed either in a lump sum, or subject to the Plan provisions as if the Plan had not been terminated.

7.	RISKS AND UNCERTAINTIES

The Plan invests in a money market fund and mutual funds, with underlying assets in various investment securities. The Plan also has an investment option in SPAR Group, Inc. common stock fund that has underlying assets of common stock and cash. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan is subject to review by certain regulatory authorities. Management does not believe that the effect of such reviews, if any, will have a significant impact on the Plan.

☐☐☐☐☐

 SUPPLEMENTARY INFORMATION

SPAR GROUP, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

PLAN #001

EIN #33-0684451

		(c) Description of Investment,
	(b) Identity of Issue,	Including Maturity Date,
	Borrower, Lessor, or	Rate of Interest, Collateral,	(e) Current
(a)	Similar Party	Par or Maturity Value	Value

	Mutual funds
	Gabelli	Gabelli Asset Fund, 18,153 shares	$941,599
	PIMCO	PIMCO Total Return Fund R, 12,262 shares	137,821
	Neuberger	Neuberger Berman Genesis Fund, 14,070 shares	387,627
	Oppenheimer	OP Putnam US Govt Inc Trust A, 3,286 shares	44,470
	Oppenheimer	Oppenheimer Equity Income Fund A, 22,947 shares	585,375
	Thornburg	Thornburg International Value R4, 4,988 shares	136,322
	Columbia	Columbia Acorn International Fund, 8,042 shares	328,046
	Virtus	Virtus Foreign Opportunities Fund A, 12,671 shares	330,832
	BlackRock	BlackRock Global Allocation Fund A, 9,954 shares	196,483
	BlackRock	BlackRock Capital Appreciation Fund A, 15,463 shares	367,253
	BlackRock	BlackRock Flexible Equity Fund A, 7,576 shares	89,548
	Oppenheimer	Oppenheimer International Bond Fund A, 60,947 shares	401,030
	Managers	Managers AMG Chicago Equity Partner Bal Fund A, 26,645 shares	378,095
	Oppenheimer	OP Oppenheimer Global Opportunities Fund A, 1,225 shares	35,835
	PIMCO	PIMCO Real Return R, 782 shares	9,592
	BlackRock	BlackRock Eqty Dividend A, 387 shares	7,700
	JP Morgan	JPMorgan Equity Index Fund A, 839 shares	27,126
	Allianz	Allianz NFJ International Value A, 764 shares	16,340
	Invesco	Invesco Development Markets Fund A, 62 shares	2,085
	Principal	Principal SAM Fleixble Income Fund A, 14,617 shares	173,645
	Eaton Vance	Eaton Vance Floating - Rate & High Income, 110 shares	1,045

	Total mutual funds		4,597,869

	Money market fund
	Oppenheimer	Oppenheimer Cash Reserves Fund A, 625,424 shares	625,424

	Common stock fund
*	SPAR Group, Inc.	SPAR Group, Inc. common stock fund, 1,155,404 units	1,279,033

	Total investments at fair value		6,502,326

*	Notes receivable from participants	Loans, maturity 1 to 10 years, interest rates 3.25% to 7.75%, collateral - participant account balances	91,873

	Total		$6,594,199

(a) An asterisk in this column identifies a person known to be a party in interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of White Plains, State of New York on July 15, 2013.

SPAR Group, Inc. 401(k) Profit Sharing Plan
(Name of Plan)

By:	/s/ Robert G. Brown
Name: Robert G. Brown
Title: Trustee

By:	/s/ William H. Bartels
Name: William H. Bartels
Title: Trustee

By:	/s/ James R. Segreto
Name: James R. Segreto
Title: Trustee